SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported) May 6, 2025

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	(I.R.S. Employer-
Incorporation or Organization)	Identification No.)

2030 Main Street, Suite 660, Irvine CA 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $.0001

Item 9. Other Events

Jerry DeCiccio was appointed as Chief Financial Officer of the Company effective June 2, 2025.

Mr. DeCiccio has been providing accounting services for the Company on an independent contractor basis since April 2022. Mr. DeCiccio brings more than 40 years of financial industry experience to the Company, which includes executive roles at publicly traded companies and Ernst & Young. From December 2023 to February 2025, he was Chief Financial Officer of Sigyn Therapeutics, Inc. For more than the past five years, he has provided financial accounting services on a contract basis to publicly traded and private companies. Mr. DeCiccio earned a Bachelor of Science degree in Accounting and Business Administration from Loma Linda University and an MBA in Finance and Systems Technology from the University of Southern California. He is also a Certified Public Accountant in the State of California.

The Company elected Bob Davidson and Uri Litvak as members of its Board of Directors on May 14, 2025.

Mr. Davidson has been the Chairman of Spree AI since co-founding that company in April 2023. Spree AI enables fashion consumers to virtually try one clothing from a brand’s website or app. He and his wife Jan founded Davidson & Associates, Inc., a developer of educational software including Math Blaster™ and Reading Blaster™, in 1982, and was its Chief Executive Officer from 1989 to 1996.  in January 1994. Davidson & Associates acquired Chaos Studios, later named Blizzard Entertainment, a video game developer, in 1994, and then was acquired by CUC International in July 1996. After selling Davidson & Associates in 1997, Mr. Davidson and his wife Jan decided to focus on philanthropic endeavors to help young people become successful learners. While researching ways to make a positive impact, they realized that our nation’s brightest students are arguably the most underserved and neglected in America’s educational system.

In 2004, Simon & Schuster published the Davidsons’ award-winning book, Genius Denied: How to Stop Wasting Our Brightest Young Minds. In 2005, they worked to pass Nevada state legislation to open a new kind of public school for profoundly gifted middle and high school students on the University of Nevada, Reno campus, called the Davidson Academy. He continues to serve on the governing board of Davidson Academy.

Prior to founding Davidson & Associates, Mr. Davidson was Executive Vice President of engineering and construction at Parsons Corporation.  He received a bachelor of science degree in Chemical Engineering from Purdue University, a doctorate in law from George Washington University and an MBA from the University of California at Los Angeles. He also received an honorary doctorate from the University of Nevada in May 2020, honoring him for his many contributions he has made the Nevada and the nation. He has served as a director for Pepperdine University and George Washington University, and currently serves on the advisory board for the Belin-Blank Center for Gifted Education and Talent Development and on the Board of Regents for the Nevada System of Higher Education.

Mr. Litvak provides legal services to the Company from time to time. Uri Litvak has over 28 years of experience in mergers and acquisitions, securities law, and cross-border transactions. He has been the managing partner of the Litvak Law Group, P.C. since December 2003. From 2000 to 2003 he was an Assistant General Counsel at AIG, was a Director and Legal Counsel to a division of the Cendant Corporation from 2001 to 2002, and prior to that he was an associate attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York. Mr. Litvak received a juris doctorate from the University of Miami School of Law and a bachelors’ degree from New York University, magna cum laude.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

/s/ Jeff Moses
Chief Marketing Officer (principal executive officer) June 5, 2025